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SEC FILE NUMBER
0-29185

CUSIP NUMBER
805147105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
SAVE THE WORLD AIR, INC.

Full Name of Registrant

Former Name if Applicable
5125 Lankershim Boulevard

Address of Principal Executive Office (Street and Number)
North Hollywood, California 91601

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Due to its small size and limited number of employees, including the recent retirement of its Chief Financial Officer, the Company has not completed the preparation of its report on Form 10-KSB for the year ended December 31, 2006. The Company intends to file its Form 10-KSB within the 15 calendar day extension period provided by Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Lance Jon Kimmel, Esq.	310	557-3059
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended December 31, 2006, the Company had revenues and incurred cost of goods sold of approximately $30,000 and $13,400 respectively, realizing a gross profit of $16,600 for the year, compared to $-0- a year ago.
The Company expects to report general and administrative expenses of approximately $9,810,918 for the fiscal year ended December 31, 2006, compared to $2,980,046 for the fiscal year ended December 31, 2005, an increase of $6,830,872. This increase is attributable to increases in fair value of stock options given to employees ($2,253,263); non-cash interest expenses ($1,965,894); salaries and benefits expenses ($1,076,122); consulting and professional fees ($480,813); non-cash expenses of amortization of deferred compensation, consulting fees, professional fees and settlement cost ($221,852); corporate expenses ($161,012); non-cash depreciation ($135,112); travel ($126,675); office and other expenses ($111,384); rent and utilities ($109,919); exhibit and trade shows ($104,993); and interest and finance costs ($83,833).
Research and development expenses were approximately $401,827 for the fiscal year ended December 31, 2006, compared to $1,150,361 for the fiscal year ended December 31, 2005, a decrease of $748,534. The decrease in research and development expenses is primarily attributable to a decrease in contracts with RAND Corporation ($785,000) and R&D consulting fees ($64,270). These decreases were partially offset by increases in travel expenses ($68,686) and testing tools and supplies ($32,050).
The Company had a net loss of approximately $10,181,523, or $.28 per share, for the year ended December 31, 2006, as compared to a net loss of $3,115,186, or $.08 per share for the fiscal year ended December 31, 2005.

SAVE THE WORLD AIR, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2007	By:	/s/ Bruce McKinnon

Bruce McKinnon
		Title:	Chief Executive Officer